Exhibit 99.1

2022 TO DATE HIGHLIGHTS AND KEY MILESTONES

PKU GOLIKE®

In March 2022, APR Applied Pharma Research SA (“APR”) announced that the International Journal of Molecular Sciences had published in vivo data on metabolic responses to formulations of amino acid mixtures for the treatment of PKU. The peer reviewed journal’s paper indicated that prolonged release of amino acids, such as those present in formulations like PKU GOLIKE®, may have beneficial effects on the dietary treatment of PKU.

In April 2022, APR received a Notice of Allowance from the USPTO for Patent Application No. 15/303,121, entitled, “Modified Release Orally Administered Amino Acid Formulations.” The allowance covers certain formulations of PKU GOLIKE® in APR’s product line and supplements APR’s PKU GOLIKE® intellectual property portfolio, which includes U.S. Patent No. 10,500,180.

ACER-001

Relief signed a Collaboration and License Agreement with Acer Therapeutics Inc. (“Acer”) in March 2021, for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate) for the treatment of Urea Cycle Disorders (“UCD”) and Maple Syrup Urine Disease (“MSUD”), under which Acer received a total of USD 35 million in cash payments. Acer retains development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan. The companies will split net profits from Acer’s territories 60%:40% in favor of Relief. In addition, Relief has licensed the rights for the rest of the world, where Acer will receive from Relief a 15% royalty on all net revenues received in Relief’s territories. Acer may also receive a total of USD 6 million in development milestone payments, following the first European marketing approvals for UCD and MSUD.

In February 2022, Relief announced that Acer was issued U.S. patent 11,202,767 from the USPTO covering methods of use claims related to ACER-001’s multi-particulate dosage formulation for oral administration for the potential treatment of UCD and MSUD. The patent builds upon previous issuance of U.S. patent 11,154,521, covering pharmaceutical composition claims of ACER-001.

In April 2022, Acer and Relief announced the presentation of data evaluating the bioavailability, bioequivalence, and taste attributes of ACER-001 at the Society for Inherited Metabolic Disorders Annual Meeting.

In May 2022, Acer and Relief reported the presentation of data on ACER-001 at the Genetic Metabolic Dieticians International Conference.

In June 2022, Relief reported that Acer issued a press release regarding the PDUFA target action date for ACER-001. The statement noted that an FDA review of ACER-001 for UCD remained ongoing and that no definitive target date was available.

In June 2022, Acer and Relief announced that the FDA had issued a Complete Response Letter (CRL) regarding the New Drug Application (NDA) for ACER-001 for UCD. The CRL stated that the FDA could not approve the NDA for ACER-001 for UCD in its current form due to an incomplete inspection of Acer’s third-party contract packaging manufacturer. The FDA did not cite any other approvability issues in the CRL related to the NDA. Acer noted that it was actively working with its third-party contract packaging manufacturer and cooperating with the FDA to address the CRL and stated its intent to resubmit an updated NDA for ACER-001 for UCD in early-to-mid Q3 2022.

Subsequently, in July 2022 (post reporting period), Relief announced that Acer had resubmitted its NDA for ACER-001 for the treatment of UCD to the FDA. Acer stated that the resubmission addressed, in full, the items raised by the FDA in the CRL. Later that same month, Relief and Acer announced the NDA was accepted for review by the FDA, which designated the NDA as a Class 2 resubmission and set a PDUFA target action date of January 15, 2023.

In July 2022 (post reporting period), Acer and Relief announced the submission of an Investigational New Drug (IND) application to the FDA to evaluate the efficacy and safety of ACER-001 for the potential treatment of MSUD.

In August 2022 (post reporting period), Relief and Acer announced that the European Commission had granted orphan medicinal product designation in the EU to ACER-001 for the potential treatment of patients with MSUD.

APR-OD32

In March 2022, APR announced the acquisition of the worldwide commercial rights (excluding UK) from the UK-based company Meta Healthcare Ltd. (“Meta”) for a novel, differentiated dosage form of a prescription drug already approved by the U.S. FDA and intended for the treatment of patients with Phenylketonuria (“PKU”). This improved product is expected to enhance patient acceptance and compliance as well as enable easier, self or caregiver administered dosing and dispensing.

In July 2022 (post reporting period), the final agreement was executed. Pursuant to the final agreement, Meta shall transfer to Relief all data, know-how, as well as any intellectual property related to “APR-OD32”, as developed, or generated by Meta. Relief shall only be responsible for funding the remaining development activities as well as for filing and obtaining a new drug application in all countries worldwide except for the UK where Relief shall grant a license back to Meta, enabling Meta to market the product in that country. Other than the initial acquisition payment and low double-digit royalty payments on net profit of the product in the various countries, Relief shall be under no obligation to fund or pay any other amount to Meta.

RLF-100® (aviptadil)

RLF-100® (aviptadil), IV

In January 2022, the parent company, NRx Pharmaceuticals, Inc. (Nasdaq: NRXP) (“NRx”), of Relief’s collaboration partner for RLF-100®, NeuroRx, Inc. (“NeuroRx”), announced that it had submitted an application to the FDA seeking Emergency Use Authorization (“EUA”) for the use of aviptadil to treat patients with critical COVID-19 who are at immediate risk of death from respiratory failure despite treatment with approved therapy including remdesivir and who are ineligible for enrollment into the ACTIV-3b NIH-sponsored trial.

In January 2022, NRx announced enhancements to its Expanded Access and Right to Try programs. NRx stated that these programs enable patients with respiratory failure from COVID-19, who have tried all approved medicines, including remdesivir, and who were not able to participate in a clinical study, to receive aviptadil upon a physician’s prescription. According to NRx, they would continue to provide aviptadil to hospitals enrolled in its Expanded Access Protocol under FDA guidelines. The press release also reported that NRx was making aviptadil available as an investigational medicine under the Federal Right to Try Act.

In January 2022, NRx announced receipt of a first safety report from a Southwestern hospital where physicians had administered aviptadil to patients with COVID-19 respiratory failure. According to NRx, the patients were treated under the Federal Right to Try Law that gives access to investigational medicines for patients who have been diagnosed with life-threatening diseases or conditions, who have tried all approved treatment options, and who are unable to participate in a clinical trial to access certain unapproved treatments. NRx stated that of the first 19 patients treated by December 31, 2021, three had died and 16 (84%) were reported to be alive by January 22, 2022. NRx also reported that this Right to Try use of aviptadil occurred during the Omicron surge, although patients were not necessarily tested for the specific COVID variant that caused their ICU admission. NRx noted that no serious adverse events were reported.

In February 2022, NRx announced results of a review conducted by the DSMB of the National Institute of Allergy and Infectious Diseases (NIAID) of the NIH on February 14, 2022. According to NRx, the DSMB reviewed data on 448 ICU patients with Critical COVID-19 Respiratory Failure who were enrolled in the ACTIV-3b/TESICO trial. NRx reported that no new safety concerns were identified, and the study was cleared to continue enrollment to 640 patients. NRx also stated that the TESICO protocol was submitted by the NIH and cleared by the FDA as a phase 3 trial that, if positive, may be used in the submission of an NDA for aviptadil.

In February 2022, Relief announced that it had filed for a trademark application (U.S. Serial Number 90141290), for RLF-100® with the U.S. Patent and Trademark Office (“USPTO”). Subsequently, in March 2022, a certificate of registration was received. The trademark covers RLF-100® when used for pharmaceutical preparations and substances for the treatment of viral, metabolic, endocrine, musculoskeletal, cardiovascular, cardiopulmonary, genitourinary, sexual dysfunction, oncological, hepatological, ophthalmic, respiratory, neurological, gastrointestinal, hormonal, dermatological, psychiatric and immune system related diseases and disorders; pharmaceutical preparations for the treatment of viral diseases and; pharmaceutical preparations for the treatment of viral infections.

In April 2022, NRx filed a Breakthrough Therapy Designation (BTD) request for aviptadil with the FDA. NRx reported that the request was based on a post hoc analysis of Covid-19 patients that, in addition to aviptadil or placebo, were also treated with remdesivir and whose respiratory failure due to COVID-19 continued to progress. NRx also stated that its request included cumulative safety data on approximately 750 patients treated with RLF-100® IV for Critical COVID-19. Subsequently, in June 2022, Relief reported that NRx had announced an update on its BTD request and disclosed that the FDA had denied its BTD application for aviptadil.

In May 2022, Relief reported that NRx had announced results from NIH’s DSMB trial evaluating aviptadil for the treatment of COVID-19, noting discontinuation of the trial for futility.

In May 2022, Relief provided a corporate update noting that it intends to continue clinical assessment of both inhaled and IV formulations of RLF-100® for other indications, including (1) the continuation of the European study of inhaled RLF-100® for COVID-19-infected patients (the “Leuppi Study”) (2) the initiation of a clinical trial of RLF-100® in early 2023 in patients with sarcoidosis (3) the exploration of RLF-100® for checkpoint inhibitor-induced pneumonitis (4) testing of RLF-100® in the treatment of non-COVID-19-related acute respiratory distress syndrome (ARDS) and (5) conducting a European proof-of-concept of RLF-100® in the treatment of chronic berylliosis.

In July 2022 (post reporting period), NRx announced that the FDA declined EUA for aviptadil in the treatment of patients with critical COVID-19 who are at immediate risk of death from respiratory failure despite treatment with approved therapy, including remdesivir.

In August 2022 (post reporting period), Relief announced promising three-month initial stability data on a new formulation of RLF-100®, which appears to be shelf-stable at temperatures suitable for shipping and long-term storage, thus having significant clinical and commercial value. The new formulation potentially allows RLF-100® to be delivered via multiple routes of administration for treatment of multiple lung disease indications including pulmonary sarcoidosis, ARDS, berylliosis and checkpoint inhibitor-induced pneumonitis, all of which Relief seeks to pursue.

RLF-100® (aviptadil), Inhaled

In April 2022, Relief reported that the Swiss Patent Office IPI issued a patent WO2020/225246 entitled, “Vasoactive Intestinal Peptide (VIP) for the Use in the Treatment of Drug-induced Pneumonitis,” to Relief’s subsidiary, AdVita LiveScience GmbH (“AdVita”). The patent provides intellectual property protection to Relief’s inhaled formulation of RLF-100® into at least 2039.

In April 2022, NRx announced that the I-SPY COVID-19 clinical trial, conducted by NeuroRx and Quantum Leap Healthcare Collaborative™ (“Quantum Leap”) of San Francisco, suggested no clinical benefit to the addition of nebulized aviptadil given by mouth inhalation to critically ill patients with COVID-19. The trial was consequently discontinued.

Sentinox

In March 2022, APR Applied Pharma Research SA (“APR”) reported final data from its clinical trial of Sentinox in SARS-CoV-2 infected patients. Although the primary endpoint was not achieved, the results suggest the potential efficacy of Sentinox, with a better response in subjects dosed 3 times per day versus the control group, in the reduction of the nasal viral load, negativization and infectivity and confirmed its safety and tolerability.

CAMBIA

In January 2022, APR received a Notice of Allowance from the USPTO for Patent Application No. 16/713,052 entitled, “Ready to Use Diclofenac Packs.” Diclofenac potassium is an off-patent, potent non-steroidal anti-inflammatory drug (“NSAID”) widely used therapeutically for inflammatory conditions and pain management.

Business Update

In March 2022, Relief filed Amendment No. 1 to its Registration Statement on Form 20-F with the SEC, initially filed in November 2021. The registration statement and Amendment were filed to begin the process of up-listing Relief’s Level 1 ADR program in the U.S. to a Level3 ADR program. On July 20, 2022, Relief’s Registration Statement on Form 20-F under the Securities Exchange Act of 1934 became effective, and Relief is now a publicly reporting company in the U.S.

In August 2022 (post reporting period), Relief filed a Registration Statement on Form F-1 for a proposed offering of its ordinary shares in the form of American Depositary Shares (“ADSs”). The number of ADSs to be offered and the price range for the proposed offering have not yet been determined. As part of the registration process, Relief plans to apply to list its ADSs on the Nasdaq stock market, and such listing is expected to become effective on effectiveness of its registration statement during the second half of 2022. There can be no assurance that Relief’s Form F-1 registration statement will become effective, that Relief will successfully complete an offering of its ADSs, or that Relief will be successful in its efforts to up-list its ADSs to the Nasdaq Stock Market.

Dispute with NeuroRx

On August 22, 2022 (post reporting period), we reached a tentative settlement of our ongoing disputes with NRx Pharmaceuticals and its subsidiary, NeuroRx, Inc. The parties have agreed to work collaboratively to finalize the settlement within the next 30 days and have stayed their pending litigation for an additional 60 days to allow for the negotiation and execution of definitive settlement documents. While there can be no assurance, Relief is optimistic that the tentative settlement will be successfully completed.

Personnel

In January 2022, the shareholders of Relief appointed Michelle Lock to the Company’s Board of Directors, bringing Relief’s Board to five members.

In March 2022, Relief appointed seasoned pharmaceutical sales professional, Christopher Wick, to the newly created position of Executive Director, Head of U.S. Sales. Mr. Wick is responsible for building out and leading Relief’s U.S. commercial sales team.

In April 2022, Relief added Drew Cronin-Fine to its rapidly growing commercial team as Executive Director, Head of U.S. Marketing. Ms. Cronin-Fine is responsible for expanding and directing Relief’s U.S. marketing activities.

In May 2022, Relief announced the appointments of Tracy Truong and Kelli Powell as Regional Clinical Specialists for the West and Northeast regions, respectively. As highly accomplished and experience pharmaceutical sales account managers, Ms. Truong and Ms. Powell serve as integral members in developing Relief’s commercial reach across the U.S.

In July 2022 (post reporting period), Relief appointed Serene Forte, Ph.D., MPH, as Senior Vice President, Head of Genetic Medicine. In this newly created role, Dr. Forte, an experienced leader in commercial and medical affairs with a focus on gene therapy, will spearhead Relief’s new genetic medicine initiatives.

In August 2022 (post reporting period), Relief announced the appointment of David McCullough as Senior Director and Head of U.S. Market Access. In this newly created position, Mr. McCullough directs Relief’s market access strategy and operations to ensure timely and effective access to Relief’s products for patients in the U.S.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

The first half of 2022 was marked by tremendous progress as we continued to execute on our goal of becoming a fully integrated, capital-efficient, commercial-stage biopharmaceutical company targeting rare and specialty disease indications. Our clinical development program is currently focused on three therapeutic areas: rare metabolic disorders, rare pulmonary diseases, and rare connective tissue disorders, with particular emphasis on conditions with dermatological manifestations. We also leverage our internal R&D capabilities to identify, develop and commercialize repurposed drugs with proven safety and efficacy.

During the year, we have focused on preparations for the impending U.S. launch of PKU GOLIKE®, a differentiated medical food product engineered with the patent protected, proprietary Physiomimic drug delivery technology, for the dietary management of phenylketonuria (“PKU”). PKU is a rare genetic disorder affecting approximately 350’000 patients in the world’s key markets. PKU GOLIKE® is currently marketed in Europe and we look forward to the U.S launch, early in the fourth quarter of this year. In keeping with our commitment to this patient population and our persistent focus on a cost-effective approach to drug development, we acquired from Meta Healthcare Ltd. the worldwide commercialization rights (except in the UK) for a novel dosage form of an already FDA-approved prescription drug, intended for the treatment of patients with PKU. We anticipate filing for registration approval through a 505(b)(2) NDA during 2023. Diversifying our offerings for this important, underserved patient population is key, and we look forward to potential market launches of this prescription product in the U.S. and Europe sometime in 2024.

The upcoming launch of PKU GOLIKE® into the U.S. market necessitated an expansion of our sales organization and commercial capabilities, and we were pleased to announce the appointment of a number of highly seasoned biotech executives to lead this effort. These included Christopher Wick, a former Regional Sales Director for Alexion Pharmaceuticals, Inc., named Executive Director, Head of U.S. Sales; Drew Cronin-Fine, formerly heading U.S. Marketing at Intercept Pharmaceuticals, Inc., appointed Executive Director, Head of U.S. Marketing; and David McCullough, a former National Account Director at the rare disease-focused firm Mirum Pharmaceuticals, Inc., as Senior Director and Head of U.S. Market Access, all reporting to Anthony Kim, Senior Vice President, and Head of U.S. Commercial Operations. In addition, we added four key Regional Clinical Specialists who will be integral in developing Relief’s commercial reach across the U.S. Having completed the hiring of the U.S. commercial team, we are one step closer to providing patient access to treatments for diseases with high unmet medical needs.

In parallel to these activities, we continue to work closely with our collaboration partner, Acer Therapeutics Inc. (“Acer”), on preparations for the potential launch, in the U.S., of ACER-001, a taste-masked, immediate-release, proprietary powder formulation of sodium phenylbutyrate (NaPB) for the treatment of urea cycle disorders (“UCDs”). As previously reported, Acer resubmitted a New Drug Application (“NDA”) to the FDA under the 505(b)(2) pathway for ACER-001 in UCDs in July 2022. The FDA accepted the NDA and assigned a Prescription Drug User Fee Act (“PDUFA”) target action date of January 15, 2023. Assuming approval, we anticipate U.S. commercialization in the first half of 2023, marking an important milestone for the collaboration and representing our second commercialized product in the U.S. We also plan to submit a Marketing Authorization Application for approval of ACER-001 for the treatment of UCD in the UK and EU.

During the year, we significantly strengthened the patent portfolio for ACER-001 with the issuance of U.S. patent 11,202,767 covering methods-of-use claims related to ACER-001’s multi-particulate dosage formulation for oral administration for the potential treatment of UCD and MSUD. The patent builds upon previous issuance of U.S. patent 11,154,521, covering pharmaceutical composition claims of ACER-001. Additionally, the China National Intellectual Property Administration issued Electronic Patent Certificate ZL202122004991.9, for Utility Model directed to ACER-001, covering dosage forms claims related to ACER-001’s polymer coated formulation for oral administration as a potential treatment for UCDs and MSUD. With an expiration date of August 24, 2031, this patent is another important milestone, adding key protection to the growing intellectual portfolio for ACER-001 and marking an important step in our pursuit of possible future commercialization of this product in China.

In August 2022, Acer submitted an Investigational New Drug (“IND”) application to the FDA to evaluate the safety and efficacy of ACER-001 for the potential treatment of Maple Syrup Urine Disease (“MSUD”). We anticipate clinical studies to begin in the fourth quarter of 2022 and expect that data from these studies would be suitable for product registration in the U.S. and Europe.

We also continue to make progress in our program targeting several pulmonary diseases. The inhaled formulation of RLF-100® is presently being studied in a European investigator sponsored trial for the prevention of Acute Respiratory Distress Syndrome (“ARDS”) associated with COVID-19 (the “Leuppi Study”), which is at an advanced stage of recruitment, and we expect to report top-line data sometime during the last quarter of 2022, subject to completion of enrollment of eligible patients.

In August 2022, we announced promising three-month initial stability data on a new formulation of RLF-100®, which appears to be shelf-stable at temperatures suitable for shipping and long-term storage, thus, potentially having significant clinical and commercial value. As stated, we intend to develop RLF-100® for a range of lung diseases, also including pulmonary sarcoidosis, for which we received Orphan Drug Designation (“ODD”) in August of 2020. During 2023, we intend to initiate a phase 2b dose-ranging study in 72 patients with pulmonary sarcoidosis using inhaled RLF-100® administered over a 12-week period, following which patients will have the option to participate in the extension phase. We are planning a pre-IND meeting with the FDA to confirm the efficacy and safety endpoints as well as the proposed dosing regimen and, based on a positive outcome, the trial is expected to begin during 2023.

Additionally, inhaled RLF-100® is under development for checkpoint inhibitor-induced pneumonitis (“CIP”), an indication in which we received a Swiss method-of-use patent for the inhaled formulation with protection into 2039. We also plan to test RLF-100® in non-COVID-19 related ARDS, with a particular focus on infectious ARDS. There are also plans to conduct proof-of-concept clinical studies of RLF-100® for the treatment of chronic berylliosis, an orphan lung disease for which there are no treatments approved and which is characterized by severe inflammation of the lungs, coughing, and increasing breathlessness (dyspnea). Finally, as most of you are aware, we have agreed to a tentative settlement with NRx regarding our collaboration agreement on aviptadil and have agreed to stay the litigation for the negotiation and execution of the definitive settlement agreement and related terms. These activities are ongoing, and we remain optimistic that we can come to an amicable resolution.

We continue the development of APR-TD011 for the treatment of epidermolysis bullosa (“EB”), a group of rare, genetic, life-threatening connective tissue disorders, for which we have received FDA Orphan Drug Designation (“ODD”). In a preliminary clinical trial, EB patients given APR-TD011 showed improvement in skin blistering and wound healing within just two weeks of treatment, and APR-TD011 was well-tolerated with a favorable safety profile. GMP-grade pharmaceutical product is being prepared for clinical development under an FDA-authorized IND, with a clinical trial slated to start in the second quarter of 2023.

I also want to highlight our collaboration agreement with InveniAI LLC, a company that has pioneered the application of artificial intelligence (“AI”) and machine learning across biopharma and other industries, which we are leveraging in order to identify promising drug candidates to treat rare and specialty diseases. We believe that the addition of InveniAI’s AI-powered capabilities will meaningfully complement our existing drug development expertise and accelerate expansion of our portfolio. It is well-recognized that AI is becoming an increasingly important tool in identifying and screening new drug candidates and Relief intends to fully leverage this promising technology, which could generate numerous promising additions to our pipeline.

Another of our key objectives is to develop potentially curative genetic medicines for devastating, as-yet-unaddressed, disease states, a goal complementary to our current focus on high unmet medical needs. In July 2022, we appointed Serene Forte, Ph.D., MPH, as Senior Vice President, Head of Genetic Medicine, an experienced leader in commercial and medical affairs with a focus on gene therapy for rare diseases, to spearhead our new genetic medicine initiative including evaluating prospective assets.

In addition to each of the above activities, our team is actively pursuing a strategy to diversify our pipeline and are continuously evaluating in-licensing and acquisition opportunities.

Last year, we launched a Level 1 ADR program in the U.S. and are aggressively moving to a Level 3 ADR and an associated Nasdaq Stock Market listing, which we expect to occur sometime in the fourth quarter of this year. To that end, on August 23, we filed an F-1 Registration Statement with the U.S. Securities and Exchange Commission, and we look forward to achieving this important goal.

We ended June of 2022 with a solid cash position of CHF 29.9 million, giving us a forecasted cash runway through the third quarter of 2023. We also expect that, with the launch of the PKU GOLIKE® franchise in the U.S. and a successful launch of ACER-001 in early 2023, Relief could achieve cash flow breakeven in late 2024 and positive operating cash flow in early 2025.

In closing, I would like to thank all our long-term shareholders, partners and collaborators for their continued support and trust in Relief’s vision. At the same time, I would also like to welcome each of our new investors. It is truly an exciting time for Relief as we are on the cusp of two key product launches and our Nasdaq listing. We look forward to sharing updates on our progress.

Sincerely,

Raghuram Selvaraju, Ph.D., M.B.A.

Chairman of the Board of Directors

PORTFOLIO & PIPELINE

Relief’s clinical development program currently focuses on pulmonary diseases and rare genetic, metabolic, and connective tissue disorders, with particular emphasis on conditions with dermatological manifestations. The diversified pipeline consists of differentiated assets that have the potential to effectively address significant unmet medical needs. In addition, the Company is commercializing several legacy products via licensing and distribution partners.

RARE METABOLIC DISORDERS

PKU GOLIKE®

PKU GOLIKE® is being commercialized for the dietary management of phenylketonuria (“PKU”), a rare inherited disorder affecting approximately 350’000 patients in the world’s key markets. PKU is caused by a defect of the enzyme needed to break down phenylalanine, leading to a toxic buildup of phenylalanine from the consumption of foods containing protein or aspartame. Excessive levels of phenylalanine in the blood results in its accumulation in the brain, which hinders brain development and results in neurophysiological dysfunction. To avoid these serious consequences, people with PKU must comply with a strict diet that limits intake of phenylalanine from infancy onwards.

Patients with PKU require supplementation of amino acids formulated as foods for special medical purposes (“FSMP”) to prevent protein deficiency. Currently available FSMPs lead to poor or suboptimal clinical outcomes and compliance because they are rapidly absorbed and are characterized by an unpleasant odor and aftertaste. Such factors contribute to barriers to social interaction for PKU patients, further limiting FSMP compliance and exposing patients to the risks of poor disease control.

PKU GOLIKE®, engineered with the patent protected, proprietary drug delivery technology named “Physiomimic” is the first prolonged-release amino acid mix product that (i) mimics the absorption profile of dietary proteins while (ii) offering effective taste and odor masking. With these characteristics, PKU GOLIKE® is a uniquely differentiated product, offering improved metabolic management and the opportunity for better compliance for PKU patients of all age groups.

PKU GOLIKE® is currently sold by a direct sales and marketing organization in Germany, Italy, Switzerland, and Austria, and is marketed in the UK, Spain and Portugal by local distributors. PKU GOLIKE® is a fully reimbursed treatment option for PKU patients and is considered a life-saving option for PKU patients.

Relief plans to expand the PKU GOLIKE® commercial infrastructure beyond the current countries to increase and accelerate future growth. This will be supported by newer formulations, such as fruit flavored protein bars. In addition, Relief is planning the launch of the PKU GOLIKE® family of products in the U.S., where it has fully assembled its commercial infrastructure and team. PKU GOLIKE® is slated to become commercially available in the U.S. in October of 2022.

The Company has received a Notice of Allowance from the U.S. Patent and Trademark Office (“USPTO”) for Patent Application No. 15/303,121, which covers certain formulations of PKU GOLIKE® and supplements the PKU GOLIKE® intellectual property portfolio, which includes U.S. Patent No. 10,500,180. The patents will expire no earlier than September 27, 2036.

In the U.S., PKU GOLIKE® (code named APR-OD031) has been granted Orphan Drug Designation (“ODD”) and is undergoing regulatory and clinical review to assess its potential to be a prescription product.

ACER-001

In March 2021, Relief signed a collaboration and license agreement with Acer Therapeutics Inc. (“Acer”) for the worldwide development and commercialization of ACER-001.

ACER-001 is a proprietary powder formulation of sodium phenylbutyrate (“NaPB”). The formulation is designed to be both taste-masked and immediate release. ACER-001 is being developed using a microencapsulation process for the treatment of various inborn errors of metabolism, including Urea Cycle Disorders (“UCDs”) and Maple Syrup Urine Disease (“MSUD”). ACER-001 microparticles consist of a core center, a layer of active drug, and a taste-masking coating that quickly dissolves in the stomach to avoid a bitter taste while still allowing for rapid systemic absorption. ACER-001’s taste-masked formulation is designed to improve the palatability of NaPB and could make it a compelling alternative to existing NaPB-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments. Additionally, bioequivalence trials have shown ACER-001 to have similar relative bioavailability to BUPHENYL® under both fasted and fed conditions, along with significantly lower projected pricing compared to RAVICTI®*.

ACER-001 In UCDs

UCDs are a group of disorders caused by genetic mutations that result in a deficiency in any one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the bloodstream, a condition known as hyperammonemia. Acute hyperammonemia can cause lethargy, somnolence, coma, and multi-organ failure. Chronic hyperammonemia can lead to headaches, confusion, lethargy, failure to thrive, behavioral changes and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms.

The current treatment of UCDs consists of dietary management to limit ammonia production in conjunction with medications that provide alternative pathways for removing ammonia from the bloodstream. Some patients may also require individual branched-chain amino acid supplementation.

Current medical treatments for UCDs include nitrogen scavengers, RAVICTI® and BUPHENYL®, in which the active pharmaceutical ingredients are glycerol phenylbutyrate (“GPB”) and NaPB, respectively. Their role is to provide an alternative way to excrete excessive nitrogen. According to a 2016 study by Shchelochkov et al., published in Molecular Genetics and Metabolism Reports, while nitrogen scavenging medications have been shown to be effective in helping to manage ammonia levels in some patients with UCDs, non-compliance with treatment is common. Reasons referenced for non-compliance associated with some available medications include unpleasant taste, the frequency with which medication must be taken, the number of pills, and the high cost of the medication.

The FDA has accepted for review Acer’s New Drug Application (“NDA”) resubmission under the 505(b)(2) pathway for ACER-001, for oral suspension, for the treatment of patients with UCDs. The FDA designated the NDA as a Class 2 resubmission and set a PDUFA target action date of January 15, 2023. Relief anticipates commercialization of ACER-001 for UCDs in the U.S. in the first half of 2023, pursuant to FDA approval in early 2023, after which Relief, in accordance with its collaboration agreement with Acer, intends to submit a Marketing Authorization Application for approval of ACER-001 for the treatment of UCDs in the UK and EU. There can be no assurance, however, that ACER-001 will be approved for commercialization in the UK or the EU.

ACER-001 In MSUD

MSUD is a rare inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of the branched-chain amino acids (“BCAA”), leucine, valine and isoleucine, as well as the associated branched-chain ketoacids (“BCKA”) in a patient’s blood. Left untreated, this can result in neurological damage, mental disability, coma, or death.

There are currently no approved pharmacologic therapies in the U.S. or the European Union for MSUD. Treatment of MSUD consists primarily of a severely restricted diet to limit the intake of BCAA, with aggressive medical interventions when blood levels of BCAA or BCKA become elevated.

NaPB is approved for people with UCDs to control their ammonia levels in conjunction with a restricted diet. People with UCDs who are treated with NaPB have been found to have a BCAA deficiency, despite adequate dietary protein intake. Based on this clinical observation, NaPB is being explored as a treatment to lower BCAA and their corresponding BCKA in patients with MSUD.

The FDA and EMA have granted Orphan Drug Designation for the MSUD indication.

Acer has also been issued several patents protecting the usage of and composition of ACER-001. The recent approval of U.S. patent 11,202,767 covers methods of use claims related to ACER-001’s multi-particulate dosage formulation for oral administration for the potential treatment of UCDs and MSUD and supplements previous issuance of U.S. patent 11,154,521 which covers pharmaceutical composition claims of ACER-001. Both patents have an expiration date in 2036. In addition, the China National Intellectual Property Administration (“CNIPA”) has issued Electronic Patent Certificate ZL202122004991.9 for the Utility Model patent directed to ACER-001. Specifically, the patent covers dosage form claims related to ACER-001’s polymer coated formulation for oral administration as a potential treatment for UCDs and MSUD. This patent has an expiration date of August 24, 2031 and provides protection for ACER-001 in the context of potential commercialization in the China market. Acer has submitted an Investigational New Drug (“IND”) application to the FDA to evaluate the safety and efficacy of ACER-001 for the potential treatment of MSUD. Clinical studies are expected to begin in the fourth quarter of 2022. It is expected that the data from these studies would be suitable for product registration in the U.S. and Europe.

*	RAVICTI® and BUPHENYL® are registered trademarks owned by or licensed to Horizon Therapeutics plc.

APR-OD032 In PKU

In July 2022, APR entered into a definitive agreement with the UK based company Meta Healthcare Ltd. (“Meta”). Pursuant to the agreement, the Company has acquired the worldwide rights, title, and interest, except in the UK, for a novel dosage form of a prescription drug already approved by the FDA and intended for the treatment of patients with PKU. This improved product is expected to increase patient acceptance and compliance as well as enable easier, self or caregiver administered metered dosing and dispensing. Meta shall transfer to Relief all data, know-how, as well as any intellectual property as developed or generated so far by Meta, related to APR-OD032. Relief shall only be responsible for independently performing and funding the remaining development activities without additional obligations to Meta, as well as for filing and obtaining a new drug application in all countries, worldwide, except for the UK, where Relief shall grant a license back to Meta, enabling Meta to market the product in such country. Other than the initial acquisition payment and low double-digit royalty payments on net profit of the product in the various countries, Relief shall be under no obligation to fund or pay any other amount to Meta.

Relief anticipates the filing of the 505(b)(2) NDA during 2023.

RARE PULMONARY DISEASES

RLF-100® (aviptadil)

RLF-100® (aviptadil) is a synthetic form of Vasoactive Intestinal Peptide (VIP) consisting of 28 amino acids, which was first discovered in 1970. Although initially identified in the intestinal tract, human VIP is now known to be produced throughout the body and to be primarily concentrated in the lungs. Here, VIP has shown a multimodal mechanism of action: decrease of inflammatory cytokines release leading to prevention of cytokine storm syndrome and viral replication, immunomodulating effect, vasodilating and bronchodilating effects, and prevention of surfactant depletion. Seventy percent of VIP in the body is bound to a less common type of cell in the lung, the alveolar type 2 cell, which is critical to the absorption of oxygen into the body.

RLF-100® has a 20-year history of safe use in humans in multiple human trials for sarcoidosis, idiopathic pulmonary fibrosis, asthma, pulmonary arterial hypertension, and sepsis-induced acute respiratory distress syndrome. A combination of aviptadil with phentolamine is approved for the treatment of erectile dysfunction by intra-cavernous injections in countries outside the U.S.

Relief recently announced promising three-month stability data on a new formulation of RLF-100® and is evaluating the opportunity to file for additional patent protection for RLF-100®.

A phase 2b/3 clinical study with intravenous RLF-100® in patients with COVID-19 induced acute respiratory distress syndrome (“ARDS”) was completed in the U.S. by the parent company, NRx Pharmaceuticals, Inc. (Nasdaq: NRXP) (“NRx”), of Relief’s clinical development partner for RLF-100®, NeuroRx, Inc. (“NeuroRx”), who has reported that the trial met the primary endpoint for successful recovery from respiratory failure at days 28 and 60 and revealed significant survival benefit after controlling for ventilation status and treatment site.

RLF-100® was also included in a National Institute of Health sponsored phase 3 ACTIV-3b/TESICO clinical trial in severely ill patients with COVID-19, which was discontinued for futility. Relief intends to obtain and review the data from the NIH-sponsored trial to better understand the results observed, up to and including the point at which the study was discontinued. While regulatory approval in COVID-19-induced ARDS has not been granted in the U.S., RLF-100® was approved in this indication in India by an unrelated company in early 2022, substantiating Relief’s original hypothesis.

Inhaled RLF-100® is presently being studied in a European investigator sponsored trial for the prevention of ARDS associated with COVID-19 (the “Leuppi Study”), which is at an advanced stage of recruitment and slated to report top-line data later this year (subject to enrolment of eligible patients).

RLF-100® is under development in both inhaled and intravenous formulations for other acute and chronic lung diseases, including pulmonary sarcoidosis, for which it was granted an Orphan Drug Designation (“ODD”) by the FDA.

An open-label proof-of-concept trial (Avisarco II) in 20 patients with pulmonary sarcoidosis demonstrated clinically significant suppression of inflammatory processes in the lung, as well as amelioration of dry cough and exertional dyspnea (shortness of breath). It was found that RLF-100® significantly restored immune tolerance by promoting regulatory T-lymphocytes, improved CD4/CD8 ratio and normalized TNF-α production. Improvements could also be seen in sarcoidosis-relevant biomarkers. RLF-100® showed excellent safety and compliance, indicating that the drug could potentially suppress sarcoidosis-associated cough with limited side effects. Relief has been granted an ODD by the FDA for the treatment of pulmonary sarcoidosis.

Relief intends to initiate a phase 2b dose-ranging study in 72 patients with pulmonary sarcoidosis using inhaled RLF-100® administered over a 12-week period, following which patients will have the option to participate in the extension phase. A pre-IND meeting with the FDA is planned to confirm the efficacy and safety endpoints as well as the proposed dosing regimen and, based on a positive outcome, the trial is expected to begin in 2023.

RLF-100® is under development in both inhaled and intravenous formulations for other acute and chronic lung diseases, including as a treatment for checkpoint inhibitor-induced pneumonitis (“CIP”), an indication in which Relief received a Swiss method-of-use patent protection related to the inhaled formulation of RLF-100® into at least 2039. RLF-100® will also be tested in treating non-COVID-19-related ARDS with a particular focus on infectious ARDS. There are also plans to conduct European proof-of-concept clinical development of RLF-100® in the treatment of chronic berylliosis, an orphan lung disease for which there are no treatments approved and which is characterized by severe inflammation of the lungs, persistent cough and increasing breathlessness (dyspnea).

Sentinox

Sentinox, a novel nasal spray, is an EU-cleared Class III medical device intended to offer additional protection against airborne viruses and bacteria and their transmission, including, but not limited to, SARS-CoV-2. Sentinox was evaluated in a randomized, controlled clinical trial to establish the efficacy and safety of the product in reducing viral load in the upper respiratory airways in recently COVID-19 infected individuals. The final results were reported in March 2022. Although the primary endpoint was not reached probably due to the small sample size, the results suggest the potential efficacy of Sentinox in the reduction of the nasal viral load, negativization and infectivity and confirmed its safety and tolerability.

The Company is expected to start a confirmatory, controlled clinical trial in the prevention of viral and bacterial airborne infections in the fourth quarter of 2022.

RARE CONNECTIVE TISSUE DISORDERS

Nexodyn®

Nexodyn® Acid-Oxidizing Solution (“AOS”) is a TEHCLO®-based product proven to restart healing in chronic wounds by creating an ideal microenvironment to sustain the physiological healing process. A wealth of evidence and real-world experience has consistently shown accelerated wound closure with reduced infection rates and less wound-associated pain.

The three main features of Nexodyn® are: highly pure and stabilized hypochlorous acid (HClO >95% of free chlorine species), acidic pH (2.5 - 3.0), and high Reduction-Oxidation Potential (ORP 1.000 – 1.200 mV). The product is a self-administered sprayable solution with ancillary antimicrobial properties intended for use in the debridement, irrigation, cleansing and moistening of acute and chronic wounds (e.g., diabetic foot ulcers, pressure ulcers and vascular ulcers), post-surgical wounds, burns and other lesions. The product is certified in the EU as a Class III medical device and is certified as a 510(k) medical device in the U.S.

APR-TD011

APR-TD011 has potential for the treatment of wounds in epidermolysis bullosa (“EB”), a group of rare, genetic, life-threatening connective tissue disorders characterized by fragile skin and mucous membrane with severe blistering throughout the body. There are an estimated 250’000 patients with EB worldwide, with an estimated 30’000 patients in the European Union and 20’000 patients in the U.S.

APR-TD011 is a differentiated acid oxidizing solution of hypochlorous acid. The TEHCLO® proprietary technology, upon which the drug has been developed, allows for a sprayable solution that combines strong antimicrobial action with anti-inflammatory properties, thereby allowing for infection control, reduction of wound colonization, alleviation of pain and itching and improved wound healing. The spray formulation permits wound application while avoiding skin contact and cross-contamination. APR-TD011 could represent the first product specifically indicated for EB patients that provides a comprehensive solution to prevent or reduce wound colonization and infection. This, along with its anti-inflammatory action, could provide symptom relief and wound healing.

APR-TD011 has been granted Orphan Drug Designation by the FDA for the treatment of EB, which provides for a seven-year market exclusivity period in the U.S. Relief intends to seek Qualified Infectious Disease Product (“QIDP”) status for APR-TD011 as well, which may confer up to an additional five years of market exclusivity regardless of patent protection status.

In a preliminary clinical trial, EB patients administered APR-TD011 demonstrated improvement in skin blistering and tissue repair within just two weeks of treatment, and the product candidate was shown to be well tolerated with a favorable safety profile. GMP grade product is being prepared for clinical development under an FDA-authorized IND, which is expected to start in the second quarter of 2023.

APR-TM011

APR-TM011 is currently approved in the EU as a Class III Medical Device for the treatment of skin lesions and toxicities induced by cancer treatments, including anti-Epidermal Growth Factor Receptors (“anti-EGFR”) Monoclonal Antibodies, such as Cetuximab. The use of anti-EGFR inhibitors causes papulopustular manifestations due to their interference of epidermal growth factor receptor (“EGFR”) signaling in the skin with a high risk of secondary infections. Following commercial assessment, the company is planning to conduct a follow-on clinical study for product approval in Europe as a Class III Medical Device beyond 2024, when the new EU device regulations will apply. This clinical study would be a multi-center, post-market, double-blinded, placebo-controlled trial to evaluate the efficacy, safety, and tolerability of APR TM-011 in the management of skin lesions and reactions resulting from anti-EGFR Monoclonal Antibodies and/or radiotherapy treatments in oncology patients.

LEGACY PRODUCTS

Legacy products were originally developed by APR and licensed for commercialization. The rights were acquired by Relief as part of the 2021 acquisition of APR.

SetoFilm/Ondissolve

SETOFILM is the first prescription-only, orodispersable film (“ODF”) medicine approved in Europe and Canada. The product is indicated for radiotherapy-induced nausea and vomiting (“RINV”), chemotherapy-induced nausea and vomiting (“CINV”), as well as post-operative-induced nausea and vomiting (“PONV”) in both adults and children of 6 months of age or older. The product has been formulated and developed using the RapidFilm drug delivery technology in the form of a soluble film and is available in 4mg and 8mg doses. Once placed on the tongue, it dissolves in a few seconds and is swallowed with saliva, without the need for water. The convenience provided by the innovative ODF formulation reduces patient pill burden, enhances compliance, and avoids risks of suffocation in children.

The product is marketed in Europe by Norgine B.V. and in Canada by Takeda Pharmaceuticals, under license from APR.

CAMBIA

Diclofenac potassium is an off-patent, potent non-steroidal anti-inflammatory drug (“NSAID”) widely used for treating inflammatory conditions and pain management. By applying its patented dynamic buffering technology (““DBT”), APR developed the first and only NSAID approved by the FDA for the treatment of acute migraine attacks in adults. The product is currently marketed as CAMBIA by Assertio Therapeutics Inc. (Nasdaq: ASRT) in the U.S. and Miravo Healthcare (formerly Nuvo Pharmaceuticals Inc.) in Canada, under an exclusive, royalty-bearing license agreement with APR.

APR received a Notice of Allowance from the U.S. Patent and Trademark Office for Patent Application No. 16/713,052 entitled, “Ready to Use Diclofenac Packs” in January 2022, with an expiration date in 2039. CAMBIA is protected by a patent family owned by APR and listed in the FDA Orange Book having expiration in 2026; however, the Company is expecting first authorized generic entrance to start sometime in 2023.

Voltadol

Developed with APR’s patented matrix patch technology, Voltadol is a topical, locally applied and locally acting patch containing and delivering diclofenac sodium, an off-patent, potent NSAID for the local treatment of painful, acute conditions such as muscle and joint strains. The product is marketed in various countries as an over-the-counter medicine by GlaxoSmithKline which recently spun-off the rights to Haleon.